                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                            COLORADO MEDTECH, INC.
                            ----------------------
                               (Name of Issuer)

                          Common Stock, No Par Value
                          --------------------------
                         Title of Class of Securities

                                 19652U 10  4
                                 ------------
                                (CUSIP Number)

    Jill L. Force, Senior Vice President and General Counsel, Vencor, Inc., 3300 Aegon Center, 400 West Market Street, Louisville, Kentucky 40202
                                (502) 596-7300
   ------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              September 30, 1998
   ------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19652U  10  4             SCHEDULE 13D             Page 2 of 10 Pages

-------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS             Vencor, Inc.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    61-1323993

-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See  Instructions)

          (a)
              -----

          (b)   X
              -----
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    Not applicable.

-------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)

    Not applicable.

-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

-------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY                      (7) SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON                               -0-
WITH
                                                   (8) SHARED VOTING POWER
*Includes 60,000 shares which may be                         3,560,000*
acquired pursuant to warrants exercisable
at September 30, 1998 or within 60 days            (9) SOLE DISPOSITIVE POWER
thereafter.                                                  -0-

                                                   (10) SHARED DISPOSITIVE POWER
                                                             3,560,000*
--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON         3,560,000

--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See instructions)
    Not applicable

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      33.0%

-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (See instructions)

      HC

CUSIP No. 19652U  10  4               SCHEDULE 13D            Page 3 of 10 Pages

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS                Vencor Operating, Inc.
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   52-2085484

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

    (a)
        -----
    (b)   X
        -----
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    Not applicable
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)

   Not applicable.
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY                  (7) SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON                            -0-
WITH
                                                (8) SHARED VOTING POWER
                                                          3,560,000*

                                                (9) SOLE DISPOSITIVE POWER
*Includes 60,000 shares which may be                      -0-
acquired pursuant to warrants exercisable at September 30, 1998 or within 60 days thereafter.
                                                (10) SHARED DISPOSITIVE POWER
                                                          3,560,000*

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON         3,560,000

--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See instructions)
    Not applicable

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    33.0%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (See instructions)
    CO

CUSIP No. 19652U  10  4                                       Page 4 of 10 Pages


                                AMENDMENT NO. 1
                                      TO
                                 SCHEDULE 13D
                                OF VENCOR, INC.

   This Amendment No. 1 amends and supplements the Statement on Schedule 13D, dated April 30, 1998, filed by Vencor, Inc. and Vencor Operating, Inc., with respect to the common stock, no par value per share, of Colorado MEDtech, Inc. (the "Amendment"). Such Schedule 13D is hereby amended to add or replace information as specified below to the items indicated.

ITEM 1.  SECURITY AND ISSUER.

   This Amendment relates to shares of common stock, no par value per share (the "Common Stock"), of Colorado MEDtech, Inc. ("Issuer"). The principal executive offices of the Issuer are located at 6175 Longbow Drive, Boulder, Colorado 80301.

ITEM 2.  IDENTITY AND BACKGROUND.

   (a) This Amendment is being filed by Vencor, Inc., a Delaware corporation ("Vencor") and Vencor Operating, Inc., a Delaware corporation ("Vencor Operating") (collectively, the "Reporting Persons"). Vencor Operating is a wholly owned subsidiary of Vencor.

   (b) The address of the principal business and the principal office of each of Vencor and Vencor Operating is 3300 Aegon Center, 400 West Market Street, Louisville, Kentucky 40202. The principal business of Vencor and Vencor Operating is the operation of long-term hospitals, nursing centers and other ancillary services.

   (c) The name, business address, principal occupation or employment of each director and executive officer of Vencor is set forth in the table below.


                                            OFFICE AND
             NAME                      PRINCIPAL OCCUPATION                BUSINESS ADDRESS
             ----                      --------------------                -----------------

W. Bruce Lunsford               Chairman of the Board,              3300 Aegon Center
                                President and Chief                 400 West Market Street
                                Executive Officer of Vencor         Louisville, KY  40202

Richard A. Schweinhart          Chief Financial Officer and         3300 Aegon Center
                                Senior Vice President of Vencor     400 West Market Street
                                                                    Louisville, KY  40202

CUSIP No. 19652U  10  4                                       Page 5 of 10 Pages

Michael R. Barr                 Chief Operating Officer and         3300 Aegon Center
                                Executive Vice President of Vencor  400 West Market Street
                                                                    Louisville, KY  40202

Richard E. Chapman              Senior Vice President and Chief     3300 Aegon Center
                                Information Officer                 400 West Market Street
                                                                    Louisville, KY  40202

Jill L. Force                   Senior Vice President and General   3300 Aegon Center
                                Counsel of Vencor                   400 West Market Street
                                                                    Louisville, KY  40202

James H. Gillenwater, Jr.       Senior Vice President, Planning     3300 Aegon Center
                                and Development of Vencor           400 West Market Street
                                                                    Louisville, KY  40202

Richard A. Lechleiter           Vice President of Finance and       3300 Aegon Center
                                Corporate Controller of Vencor      400 West Market Street
                                                                    Louisville, KY  40202

Ulysses L. Bridgeman, Jr.       President of Bridgeman Foods,       12910 Shelbyville Road
                                Inc., a franchisee of Wendy's Old   Suite 104
                                Fashioned Hamburger Restaurants;    Louisville, KY  40243
                                Director of Vencor

Elaine L. Chao                  Distinguished Fellow of The         214 Massachusetts Ave., NE
                                Heritage Foundation; Director of    Washington, DC 20002-4999
                                Vencor

Donna R. Ecton                  Former Chief Operating Officer of   5602 East Via Buena Vista
                                PETsMART, Inc., a pet supplies      Paradise Valley, AZ  85253
                                retailer; Director of Vencor

Stanley C. Gault                Retired Chairman and Chief          1147 Akron Road
                                Executive Officer of the Goodyear   Wooster, OH  44691-6000
                                Tire & Rubber Company; Director
                                of Vencor

William H. Lomicka              President of Mayfair Capital,       2510 Aegon Center
                                Inc., a private investment firm;    400 West Market Street
                                Director of Vencor                  Louisville, KY  40202


CUSIP No. 19652U  10  4                                       Page 6 of 10 Pages

R. Gene Smith                   Chairman of the Board of Taco       3600 National City Tower
                                Tico, Inc., an operator of          101 South Fifth Street
                                Mexican fast-food restaurants;      Louisville, KY  40202
                                President of New Jersey
                                Blockbuster, Ltd., holder of
                                Blockbuster Video franchises from
                                1987 through 1995; Managing
                                General Partner of Direct
                                Programming Services, a provider
                                of direct broadcast satellite
                                television services since 1993;
                                Director and Vice Chairman of
                                Vencor


   The name, business address, principal occupation or employment of each director and executive officer of Vencor Operating is set forth in the table below.

                                            OFFICE AND
             NAME                      PRINCIPAL OCCUPATION                BUSINESS ADDRESS
             ----                      --------------------                ----------------

Michael R. Barr                 Director, Chief Operating           3300 Aegon Center
                                Officer, and Executive Vice         400 West Market Street
                                President of Vencor Operating.      Louisville, KY  40202
                                Mr. Barr's principal occupation
                                is Chief Operating Officer and
                                Executive Vice President of Vencor

Jill L. Force                   Senior Vice President and General   3300 Aegon Center
                                Counsel of Vencor Operating. Ms.    400 West Market Street
                                Force's principal occupation is     Louisville, KY  40202
                                Senior Vice President and General
                                Counsel of Vencor


CUSIP No. 19652U 10 4                                         Page 7 of 10 Pages

Richard E. Chapman              Senior Vice President and Chief     3300 Aegon Center
                                Information Officer of Vencor       400 West Market Street
                                Operating.  Mr. Chapman's           Louisville, KY  40202
                                principal occupation is Senior
                                Vice President and Chief
                                Information Officer of Vencor.

James H. Gillenwater, Jr.       Senior Vice President of Planning   3300 Aegon Center
                                and Development                     400 West Market Street
                                of Vencor Operating. Mr.            Louisville, KY  40202
                                Gillenwater's principal
                                occupation is Senior Vice
                                President, Planning and
                                Development of Vencor

Richard A. Lechleiter           Vice President of Finance and       3300 Aegon Center
                                Corporate Controller of Vencor      400 West Market Street
                                Operating. Mr. Lechleiter's         Louisville, KY  40202
                                principal occupation is Vice
                                President of Finance and
                                Corporate Controller of Vencor

W. Bruce Lunsford               Chairman of the Board, President    3300 Aegon Center
                                and Chief Executive Officer of      400 West Market Street
                                Vencor Operating.  Mr. Lunsford's   Louisville, KY  40202
                                principal occupation is Chairman
                                of the Board, President and Chief
                                Executive Officer of Vencor

   (d) Each of the above listed directors and executive officers of Vencor and Vencor Operating is a United States citizen.

   (e) Neither Vencor, Vencor Operating nor any of their respective directors or executive officers have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor are any of them been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 19652U 10 4                                        Page 8 of 10 Pages

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

   Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

   On September 30, 1998, the Issuer filed a registration statement for the sale of Common Stock of the Issuer by the Reporting Persons. The Reporting Persons intend to offer for sale their shares of Common Stock to institutional investors in privately negotiated transactions. In addition, the Issuer has expressed an interest in possibly purchasing up to one million of the Reporting Persons' shares. The Reporting Persons are not required to sell any of the shares and may sell as many or as few as they so choose.

   Except with respect to the statements above, the representation of Vencor on the Issuer's Board of Directors (as described in Item 6), or the possible exercise by Vencor of the Director Warrants (as discussed in Item 5), the Reporting Persons have no plans or proposals which relate to or would result in
(a) the acquisition or disposition by any person of any securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material changes in the Issuer's business or corporate structure; (g) changes in the Issuer's Articles of Incorporation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the securities of the Issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system on a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

   Vencor Operating is record holder of 3,500,000 shares of Common Stock (the "Shares"). In addition, Vencor Operating owns 60,000 shares of Common Stock which may be issued to Vencor Operating pursuant to the "Director Warrants" described below. The resulting 3,560,000 shares of Common Stock beneficially owned by Vencor Operating represent approximately 33.0% of the Issuer's outstanding Common Stock. Vencor, as the sole stockholder of Vencor Operating, may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, to beneficially own the Shares and the Director Warrants. Vencor Operating and Vencor share the power to vote or to

CUSIP No. 19652U 10 4                                        Page 9 of 10 Pages

direct the vote and share the power to dispose or direct the disposition of the Shares and the 60,000 shares subject to the Director Warrants.

   The Reporting Persons have not effected any transactions in the Issuer's Common Stock within the past 60 days.

   Michael R. Barr, Chief Operating Officer of the Reporting Persons, serves as a director of the Issuer. In his capacity as a non-employee director of the Issuer, the Issuer granted Mr. Barr two warrants to acquire an aggregate of 30,000 shares of the Issuer's Common Stock in June 1993 and two warrants to acquire an aggregate of 30,000 shares of Common Stock in June 1995 (collectively, the "Director Warrants"). The Director Warrants are presently exercisable or are exercisable within the next 60 days. Because Mr. Barr serves as Vencor's representative on the Issuer's Board of Directors, any economic benefit derived by Mr. Barr from the ownership of the Director Warrants will belong to Vencor. Mr. Barr has announced his resignation from the Reporting Persons. The Reporting Persons intend to name a designee to fill his position on the Issuer's Board of Directors in the immediate future.

   The Reporting Persons, in the aggregate, may be deemed to beneficially own 3,560,000 shares of Common Stock, or approximately 33.0% of the shares of Common Stock outstanding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

   Vencor and the Issuer are parties to a Standstill Agreement dated June 30, 1994. Subject to certain exceptions, the Standstill Agreement provides that Vencor will not increase its ownership of Issuer's Common Stock to more than 40% of the outstanding class without the consent of the Issuer. Vencor presently has one representative on the Issuer's Board of Directors. Pursuant to the Standstill Agreement, the Issuer is required to propose the election of an additional representative of Vencor to its Board of Directors. In addition, for so long as Vencor owns 1,500,000 shares of the Issuer's Common Stock, the Issuer is required to propose the election of two Vencor representatives to its Board of Directors, and use its best efforts to cause the election of such representatives, at each regularly scheduled election of directors. Vencor has waived its right to a second board seat for the 1995, 1996 and 1997 fiscal years. Vencor has not waived its rights with respect to future years. Except with respect to the Standstill Agreement and the Director Warrants there are no contracts, arrangements, understandings or relationships between Vencor and any other person with respect to any securities of the Issuer.

CUSIP No. 19652U 10 4             SCHEDULE 13D           Page 10 of 10 Pages


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.              Description                    Page No.
-----------              -----------                    --------

Exhibit 1                Joint Filing Agreement         Previously
                                                        filed with the
                                                        Schedule 13D
                                                        dated April
                                                        30,1998

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 5, 1998      VENCOR, INC.


                              By: /s/ W. Bruce Lunsford
                                  --------------------------
                                  W. Bruce Lunsford, Chairman of the
                                  Board, President and Chief Executive Officer


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 5, 1998      VENCOR OPERATING, INC.


                              By: /s/ W. Bruce Lunsford
                                  ---------------------
                                  W. Bruce Lunsford, Chairman of the
                                  Board, President and Chief Executive Officer